Simpson Thacher & Bartlett

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3 GARDEN ROAD, CENTRAL

HONG KONG

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Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com

VIA EDGAR	December 4, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Andrew Blume, Staff Accountant

Jennifer Thompson, Accounting Branch Chief

Re:                             Alibaba Group Holding Ltd

Form 20-F for the Fiscal Year Ended March 31, 2019

Response Dated October 25, 2019

File No. 001-36614

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (together with its subsidiaries, the “Company”), we respond to the follow-up comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 5, 2019 (the “November 5 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2019 filed with the Commission on June 5, 2019 (the “2019 20-F”).

Set forth below are the Company’s responses to the Staff’s comments in the November 5 Comment Letter.  The Staff’s comments are retyped below for ease of reference.

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DANIEL FERTIG	ADAM C. FURBER	MAKIKO HARUNARI	IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

4. Significant restructuring transaction, mergers and acquisitions and investments

(b) Acquisition of Alibaba Pictures Group Limited (“Alibaba Pictures”), page F-41

1.              We note your response to comment 2 and have the following comments:

•                  Please tell us whether you identified any related parties for purposes of your consolidation analysis under ASC 810. If so, tell us how you considered these related parties when concluding it was appropriate to deconsolidate Alibaba Pictures in June 2015 and to consolidate it in March 2019.

Deconsolidation of Alibaba Pictures in June 2015

The Company advises the Staff that, as detailed in the Company’s response, dated October 25, 2019, to the Staff’s comments contained in the letter from the Staff dated September 26, 2019 (the “October 2019 Response”), the Company assessed Alibaba Pictures for consolidation under the voting interest model in ASC 810. In the absence of majority voting interest in Alibaba Pictures after the 2015 Transaction (as defined below), the Company considered the following factors:

Alibaba Pictures’ board of directors

Under the Bye-laws of Alibaba Pictures, the board of directors of Alibaba Pictures (“Alibaba Pictures Board”) manages and conducts the business of Alibaba Pictures and appoints its officers. Therefore, under the voting interest model, the Company considered whether representation on the Alibaba Pictures Board by the Company’s related parties might still give the Company control over Alibaba Pictures after the completion of Alibaba Pictures’ placement of newly-issued ordinary shares to other third-party investors on June 11, 2015 (the “2015 Transaction”), which diluted the Company’s equity interest in Alibaba Pictures from approximately 60% to 49.5%. For this analysis, in accordance with U.S. GAAP, the Company identified the Company’s employees and partners of the Alibaba Partnership as related parties of the Company.

As of the completion of the 2015 Transaction, only two of the seven directors on the Alibaba Pictures Board were the Company’s employees and/or partners of the Alibaba Partnership (please refer to Exhibit 1 for further details). Therefore, the Company did not have a majority representation on the Alibaba Pictures Board.  Furthermore, as detailed in the October 2019 Response, in accordance with the Bye-laws of Alibaba Pictures, given that the Company only held 49.5% of shareholder voting interest following the completion of the 2015 Transaction, the Company did not have the unilateral ability to change the composition or elect/appoint a majority of the Alibaba Pictures Board. As a result, the Company concluded that it lost control of the Alibaba Pictures Board upon the completion of the 2015 Transaction.

No contractual arrangements

The Company also assessed whether it had control over Alibaba Pictures through contractual arrangements.  During the period from the completion of the 2015 Transaction until the completion of the 2019 Transaction (as defined below), the Company did not have contractual arrangements with any parties that gave the Company control over Alibaba Pictures.

No potential voting rights

The Company advises the Staff that it did not and does not own any financial instruments, such as options, warrants and convertible instruments, in Alibaba Pictures that provided or provide the Company with any potential voting rights. The Company has historically held and currently holds Alibaba Pictures’ ordinary shares only. Please see the Company’s response below for further details.

Because the Company neither had a majority of equity or voting interest in Alibaba Pictures after the completion of the 2015 Transaction, nor did the Company have any other arrangements that would enable the Company to have control over the Alibaba Pictures Board or shareholder votes, the Company concluded that it should not consolidate Alibaba Pictures under the voting interest model in ASC 810. Following the completion of the 2015 Transaction until immediately prior to the completion of the 2019 Transaction (as defined below), the Company continued to hold less than 50% of the equity or voting interest in Alibaba Pictures and the Company’s employees and/or partners of the Alibaba Partnership did not represent a majority of the Alibaba Pictures Board at any given time. Therefore, the Company concluded that it was appropriate to not consolidate Alibaba Pictures under the voting interest model in ASC 810 during this period.

Consolidation of Alibaba Pictures in March 2019

In March 2019, the Company subscribed for 1,000,000,000 newly issued ordinary shares, representing approximately 2% of the equity interest in Alibaba Pictures, for a cash consideration of HK$1.25 per share (the “2019 Transaction”). Upon the completion of the 2019 Transaction, the Company’s equity interest in Alibaba Pictures increased to approximately 51%. For the consolidation analysis related to the 2019 Transaction, since the Company by itself already held (and currently holds) a controlling financial interest in Alibaba Pictures through its 51% equity interest, the Company concluded that it should consolidate Alibaba Pictures under the voting interest model in ASC 810 and consideration of arrangements involving related parties of the Company was unnecessary.

•                  Please tell us if you own financial instruments in Alibaba Pictures, such as options, warrants, and convertible instruments, that provide you with potential voting rights. If so, tell us whether and how you considered such items in the determination of whether you had a controlling financial interest during the periods you did not consolidate Alibaba Pictures. Regardless of whether you considered these potential voting rights in your analysis, ensure that you provide us with a comprehensive narrative of the instruments you currently own and have historically owned. Detail the number of additional shares issuable upon exercise or conversion and your potential ownership percentage on a fully-diluted basis and explain whether such items are currently exercisable or convertible, in or out of the money, and whether they had nominal exercise prices.

The Company advises the Staff that it did not and does not own any financial instruments, such as options, warrants and convertible instruments, in Alibaba Pictures that provided or provide the Company with any potential voting rights. The Company has historically held and currently holds Alibaba Pictures’ ordinary shares only. The number of ordinary shares the Company held, along with the percentage of equity interest these shares represented, is summarized in the table below:

Date/ Event	Number of shares acquired	Number of shares held	Approximate percentage of equity interest
June 2014 (Acquisition of a controlling interest in Alibaba Pictures)	12,488,058,846	12,488,058,846	60%
June 2015 (2015 Transaction)	Nil	12,488,058,846	49.5%
March 2019 (2019 Transaction)	1,000,000,000	13,488,058,846	51%

•                  We note that you did not consolidate Alibaba Pictures from June 2015 through March 2019, a timeframe when your ownership percentage approached but did not exceed 50%. Provide us with a comprehensive rollforward of the composition of Alibaba Picture’s Board of Directors and executive officers immediately prior to, during, and immediately after this timeframe. In doing so, provide us with the name, background, and employment of each director and executive officer, the start and end dates of each individual’s term or tenure, and clarify whether or not you voted for or nominated each individual. To the extent applicable, explain if and how you immediately lost board control at the time of the March 2015 financing round that diluted your ownership percentage to 49.5%. Ensure you appropriately identify the individuals who are your officers or employees and all individuals associated with your related parties and affiliates.

The Company refers the Staff to Exhibit 1 for a rollforward of the composition of the Alibaba Pictures Board immediately prior to, during, and immediately after the timeframe from the completion of the 2015 Transaction to the completion of the 2019 Transaction (the “Deconsolidation Period”). As discussed above, pursuant to the Bye-laws of Alibaba Pictures, the Alibaba Pictures Board manages and conducts the business of Alibaba Pictures and appoints its officers.  As can be seen from Exhibit 1, throughout the Deconsolidation Period, directors who were employees of the Company and/or partners of the Alibaba Partnership represented, at various times, two out of seven, two out of six, two out of nine, three out of ten, three out of nine and three out of eight directors, in each case less than a majority of the Alibaba Pictures Board.

In addition, as detailed in the October 2019 Response, in accordance with the Bye-laws of Alibaba Pictures, given that the Company only held 49.5% of shareholder voting interest following the completion of the 2015 Transaction, the Company did not have the unilateral ability to change the composition or elect/appoint a majority of the Alibaba Pictures Board.

As a result, the Company concluded that it lost control of the Alibaba Pictures Board upon the completion of the 2015 Transaction.

(c) Acquisitions and integration of Rajax Holding (“Ele.me”) and Koubei Holding Limited (“Koubei”), page F-43

2.              We note your response to comment 3 and have the following comments:

•                  It appears from your response that you determined the fair value of both the approximately 17% equity interest in Ele.me that you gave up in this transaction to acquire an additional 30% equity interest in Koubei and the 42% previously held equity interest in Koubei that you revalued based on a valuation of the post-integration company. Please tell us in more detail how the valuation of the post-integration company was allocated between Ele.me and Koubei to allow you to determine the fair value of the Ele.me or Koubei equity on a stand-alone basis.

The Company advises the Staff that, as detailed in the October 2019 Response, an independent valuer estimated the fair value of (i) approximately 17% of the equity interest in Ele.me and (ii) the approximately 42% previously held equity interest in Koubei by referencing the purchase price that new and existing investors paid to acquire newly issued shares of the new holding company in its subsequent fund raising in December 2018 (the “December 2018 Fund Raising”), with certain adjustments made to reflect factors that affected the fair value estimation, such as differences in the rights of different classes of shares.

The Company would like to clarify that the new holding company only holds the Koubei and Ele.me businesses. Therefore, the valuation of this new holding company immediately after the integration transaction represented, in substance, the sum of the respective valuations of Koubei and Ele.me.

The fair values of (i) approximately 17% of the equity interest in Ele.me and (ii) the approximately 42% previously held equity interest in Koubei were determined based on the respective fair values of the Ele.me equity and Koubei equity, which were in turn determined as follows:

•                  Because the December 2018 Fund Raising was a transaction at arm’s length involving both existing and new third-party investors in the new holding company, the purchase price that new and existing investors paid to acquire newly issued preferred shares of the new holding company was determined to be indicative of the fair value of the preferred shares of the new holding company.

•                  The independent valuer adopted the backsolve method under the market approach to determine the fair value of each common share of the new holding company, considering the differences in rights between the preferred shares and common shares of the new holding company. The equity value of the new holding company was then determined by multiplying the fair values of each preferred share and common share by the number of shares outstanding in the respective class.

•                  Shareholders of Ele.me and Koubei who held a certain number of common and/or preferred shares of the respective company immediately prior to the integration received a certain number of common and/or preferred shares of the new holding company immediately after the integration, based on a formula that applied to all shareholders. Therefore, the respective fair value of equity of each of Ele.me and Koubei on a standalone basis could be derived using the fair value of the common and/or preferred shares in the new holding company that the original Ele.me and Koubei shareholders received based on their shareholdings in Ele.me and Koubei immediately prior to the integration.

For illustration purpose only, if the original Koubei shareholders, in aggregate, received 500 common shares and 500 preferred shares of the new holding company immediately after the integration, the fair value of the Koubei equity on a standalone basis would be, in substance, the sum of (1) the fair value per common share of the new holding company multiplied by 500 and (2) the fair value per preferred share of the new holding company multiplied by 500.

•                  We note that you had discontinued applying the equity method to Koubei pursuant to the guidance in ASC 323-10-35-20. Please quantify for us your share of Koubei’s cumulative unrecognized losses at the date you acquired control.

The Company advises the Staff that, as detailed in the October 2019 Response, prior to the integration transaction, the carrying value of the Company’s minority investment in Koubei had been reduced to zero in the quarter ended December 31, 2017. Subsequently, the Company ceased to share the loss of Koubei pursuant to ASC 323-10-35-20. The Company’s share of Koubei’s cumulative unrecognized losses at the date the Company acquired control over Koubei was approximately RMB2.8 billion (approximately US$407 million).

•                  We note that you accounted for the increase in your effective equity interest in Koubei as a step acquisition of Koubei. Please provide us with your analysis of whether it would be appropriate under US GAAP to treat a portion of the additional investment in Koubei as the funding of prior losses and limit the Koubei revaluation gain by your share of unrecognized losses.

The Company respectfully advises the Staff that prior to the integration transaction, the Company’s ownership interest in Koubei was one of significant influence under ASC 323 and accordingly, the Company had accounted for its interest in Koubei using the equity method pursuant to ASC 323-10-35-4. In applying the equity method, the Company’s share of Koubei’s losses had exceeded its initial carrying amount of the investment. Pursuant to ASC 323-10-35-20, the Company had discontinued the application of equity method once the carrying value of the investment was reduced to nil and did not provide for additional losses because (1) the Company did not guarantee the obligations of Koubei, (2) the Company did not commit to provide further financial support to Koubei and (3) the Company did not anticipate that Koubei’s return to profitability was imminent.

In December 2018, as a result of the additional investment made as part of the integration transaction that increased the Company’s effective equity interest in Koubei from approximately 42% to approximately 72%, the Company’s interest in Koubei had increased from one of significant influence to one of controlling financial interest under ASC 810. Therefore, the transaction met the definition of a step acquisition as defined in ASC 805-10-25-9. Pursuant to ASC 805-10-25-10, at the date the Company acquired control over Koubei, the Company remeasured its previously held equity interest in Koubei at its acquisition-date fair value and recognized the resulting gain in earnings.

In assessing whether a portion of the previously suspended losses should be recognized in connection with this integration, the Company considered and concluded that the guidance in ASC 323-10-35-29 was not applicable. The guidance in ASC 323-10-35-29 stipulates, in part, that “If a subsequent investment in an investee does not result in the ownership interest increasing from one of significant influence to one of control and, in whole or in part, represents, in substance, the funding of prior losses, the investor should recognize previously suspended losses only up to the amount of the additional investment determined to represent the funding of prior losses” (emphasis added).Therefore, the guidance in ASC 323-10-325-29 was not applicable because the Company’s additional investment in Koubei did result in its ownership interest increasing from one of significant influence to one of control.

As guidance under U.S. GAAP does not require the recognition of previously suspended losses when the subsequent investment in an investee results in the ownership interest increasing from one of significant influence to one of control, the Company concluded that the previously suspended losses should not be recognized in connection with this additional investment, and the gain on the Company’s previously held equity interest in Koubei that was recognized in accordance with ASC 805-10-25-10 should not be reduced by the Company’s share of unrecognized losses.

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If you have any question regarding the responses contained in this Letter, please do not hesitate to contact me at +852-2514-7660 or dfertig@stblaw.com.

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:                                Daniel Yong Zhang, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel and Secretary

Alibaba Group Holding Limited

William Lam

Vivian Xu

PricewaterhouseCoopers

Exhibit 1

Rollforward of the Composition of the Alibaba Pictures Board Immediately Prior to, During, and Immediately After the Deconsolidation Period

(As attached)